# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GBANK FINANCIAL HOLDINGS INC., CIK 0001791145
CUSIP: 36166F100
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 9115 West Russell Road,, Suite 110,, Las Vegas,, Nevada (NV), 89148
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001936183
Persons authorized to receive notices and communications: Henry E. Lichtenberger, 410 South Rampart Boulevard,, Suite 350,, Las Vegas, Nevada (NV), 89145, (702) 360-6000

## Reporting persons
- Finley Alfred Lee (CIK 0001936183): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 142,569; shared voting power 1,540,000; sole dispositive power 142,569; shared dispositive power 1,540,000; aggregate amount beneficially owned 1,682,569 (11.8% of the class)
  Comment: (1) 10,275 Shares are held by Alfred Lee Finley, personally and 132,294 shares are held by ALF Operating Partners, Ltd. Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares.
  (2) Shares are held by Alfred Lee Finley and his spouse, Susan Finley, as joint tenant.
  (3) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the Securities and Exchange Commission (the "SEC") on April 25, 2025.
- Finley Susan (CIK 0001936147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,540,000; sole dispositive power 0; shared dispositive power 1,540,000; aggregate amount beneficially owned 1,540,000 (10.8% of the class)
  Comment: (1) Shares are held by Susan Finley and her spouse, Alfred Lee Finley, as joint tenants.
  (2) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025.
- ALF Operating Partners, Ltd. (CIK 0001936172): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 132,294; shared voting power 0; sole dispositive power 132,294; shared dispositive power 0; aggregate amount beneficially owned 132,294 (0.9% of the class)
  Comment: (1) 132,294 Shares are held by ALF Operating Partners, Ltd. Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares.
  (2) Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: GBANK FINANCIAL HOLDINGS INC.
Address of issuer's principal executive offices: 9115 West Russell Road,, Suite 110,, Las Vegas,, Nevada (NV), 89148

## Item 2. Identity and Background
Name of person filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Alfred Lee Finley ("Lee Finley"), Susan Finley and ALF Operating Partners, Ltd. ("ALF Operating"), all of such persons and entities being referred to herein as "Reporting Persons." Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"): ALF Acquisitions Company, LLC ("ALF Acquisitions"). The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists
Residence or business address:
The principal business address of Lee Finley is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of Susan Finley is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of ALF Operating, which also serves as its principal office, is 850 Industrial Avenue, Saginaw, Texas 76131.

The principal business address of ALF Acquisitions, which also serves as its principal office, is 850 Industrial Avenue, Saginaw, Texas 76131.
Present principal occupation or employment:
Lee Finley's principal occupation or employment is serving as the President of ALF Acquisitions, the principal business of which is serving as the general partner of ALF Operating and activities related thereto. Lee Finley is also a member of the Board of Directors of the Issuer.

Susan Finley's principal occupation or employment is serving as the President of SNF, Inc., the principal business of which is the manufacture of fire trucks.

ALF Operating is a Texas limited partnership, the principal business of which is investments.

ALF Acquisitions is a Texas limited liability company, the principal business of which is serving as the general partner of ALF Operating and activities related thereto.
Criminal convictions in the last five years: None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.
Civil proceedings (securities laws) in the last five years: None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: All of the natural persons listed in Item 2(a) are citizens of the Unites States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Lee Finley, individually, Personal Funds; $1,723,207.

Lee Finley and Susan Finley, joint tenants; Personal Funds; $1,691,013.

ALF Operating; Working Capital; $532,074.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and continue to hold the Common Stock for investment purposes and, depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the Common Stock, or may purchase additional Common Stock, in each case on the open market or in one or more private transactions.

The Reporting Persons do not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5. The following sentence is based on Based on 14,273,519 shares of Common Stock issued and outstanding in the Issuer's final prospectus on Form 424 filed with the SEC on April 25, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 1,682,569 shares of Common Stock, which constitutes approximately 11.8% of the outstanding shares of Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 31, 2025, 133 shares of Common Stock were issued to Lee Finley by the board of directors pursuant to the Issuer's 2017 Equity Incentive Plan in connection with Lee Finley's service on the board of directors. Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
ALF Operating Partners, Ltd. has given Alfred Finley the authority to invest the funds of such entity in securities (including shares of Common Stock of the Issuer), hold, vote and dispose of securities (including shares of Common Stock of the Issuer) and file this Schedule 13D.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement file as Exhibit 99.1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer."]

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Finley Alfred Lee: /s/ Alfred Lee Finley, Individual (05/02/2025)
- Finley Susan: /s/ Susan Finley, Individual (05/02/2025)
- ALF Operating Partners, Ltd.: /s/ Alfred Lee Finley, President of ALF Acquisitions Company, LLC (05/02/2025)